UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of July, 2020
Commission File Number: 001-32199

SFL Corporation Ltd.
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of SFL Corporation Ltd., (NYSE: SFL) (“SFL” or the “Company”), dated June 22, 2020, announcing that it has been notified by Hunter Group ASA (“Hunter”) that it will exercise purchase options on the two VLCCs Hunter Atla and Hunter Saga with delivery in late August.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL CORPORATION LTD.

Date:	July 10, 2020	By:	/s/ Ole B. Hjertaker
		Name:	Ole B. Hjertaker
		Title:	SFL Management AS
(Principal Executive Officer)

EXHIBIT 1

SFL - Sale of VLCCs to Hunter Group ASA

Press release from SFL Corporation Ltd. - June 22, 2020.

SFL Corporation Ltd. (NYSE: SFL) (“SFL” or the “Company”) announces that it has been notified by Hunter Group ASA (“Hunter”) that it will exercise purchase options on the two VLCCs Hunter Atla and Hunter Saga with delivery in late August.

The transaction is expected to increase SFL’s cash balance by approximately $23 million, and the proceeds are expected to be reinvested in new assets. SFL expects that the purchase option on the third VLCC Hunter Laga on charter to Hunter will be exercised later this year.

Ole B. Hjertaker, CEO of SFL Management AS, said in a comment:

“With a versatile toolbox of time charters, bareboat charters and financing structures, SFL stands out as a unique partner to companies in the maritime industry and we see an increasing number of opportunities to deploy capital in our core segments, given the increased need for alternative capital providers in the maritime industry.

The Hunter transaction has been very attractive for SFL as it has generated a strong return on an investment with a very low risk profile. Our ambition is always to structure tailor made chartering or financing arrangements for our customers in combination with attractive risk-adjusted returns for our shareholders, and in this project we agreed on repurchase flexibility in exchange for higher return on capital.”

June 22, 2020

The Board of Directors
SFL Corporation Ltd.
Hamilton, Bermuda

Investor and Analyst Contacts:
Aksel Olesen, Chief Financial Officer, SFL Management AS
+47 23 11 40 36
André Reppen, Senior Vice President, SFL Management AS
+47 23 11 40 55
Marius Furuly, Vice President, SFL Management AS
+47 23 11 40 16

Media Contact:
Ole B. Hjertaker, Chief Executive Officer, SFL Management AS
+47 23 11 40 11

About SFL
SFL has a unique track record in the maritime industry and has paid dividends every quarter since 2004. The Company’s fleet of more than 80 vessels is split between tankers, bulkers, container vessels and offshore drilling rigs. SFL’s long term distribution capacity is supported by a portfolio of long term charters and significant growth in the asset base over time. More information can be found on the Company’s website: www.sflcorp.com

Cautionary Statement Regarding Forward Looking Statements
This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in t.urn, upon further assumptions, including SFL management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although SFL believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, SFL cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.
Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC’s petroleum production levels and world wide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports.